BRANDON J. CAGE

Vice President and Managing Counsel

Writer’s Direct Number: (205) 268-1889

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

E-mail: brandon.cage@protective.com

August 16, 2024

Via EDGAR and E-mail

Ms. Alison White

Senior Counsel

Disclosure Review Office 2

Division of Investment Management

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Protective Life Insurance Company

Protective Variable Annuity Separate Account 811-08108

Post-Effective Amendment No. 7 to the Registration Statement on Form N-4

File Nos. 333-261426 & 811-08108

Protective Life and Annuity Insurance Company

Variable Annuity Account A of Protective Life 811-08537

Post-Effective Amendment No. 3 to the Registration Statement on Form N-4

File Nos. 333-261830 & 811-08537

Ms. White:

On behalf of Protective Life Insurance Company, Protective Life and Annuity Insurance Company (collectively the “Company”) and on behalf of Protective Variable Annuity Separate Account and Variable Annuity Account A of Protective Life (collectively the “Account”), we have filed this letter as correspondence via EDGAR to the above referenced Post-Effective Amendments to the Form N-4 Registration Statement (the “Amendment”) for certain flexible premium deferred variable and fixed annuity contracts (the “Contracts”). This letter provides the Company’s responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 7, 2024.

For the Staff’s convenience, each Staff comment is set forth in full below, followed by the Company’s response. Where page numbers are referenced, they are consistent with the marked to show copy provided to the Staff.

2801 US-280 ● Birmingham, AL 35223   |   (205) 268-1000   |   protective.com

Ms. White

August 16, 2024

PROSPECTUS (Aspirations 333-261426)

1.	Staff Comment: Please disclose all material financial intermediary variations, in the Prospectus.

Response: We will add a new appendix to the prospectus that discloses all material financial intermediary variations (if any) consistent with the Staff’s comment, subject to any subsequent Commission or Staff guidance that otherwise applies to us, when we file the post-effective amendment for annual updates, effective May 1, 2025.

2.	Staff Comment: DEATH BENFIT – Selecting a Death Benefit (p. 36). In the last paragraph of this section, change the reference to “three” optional death benefits to “four” optional death benefits.

Response: We made the requested modification by changing the disclosure to “four” optional death benefits.

3.	Staff Comment: DEATH BENEFIT – Important Considerations for Choosing a Death Benefit (p. 39). Please consider adding additional disclosure to the third paragraph regarding the Quarterly Value Death Benefit and the frequency in which benefits are calculated.

Response: We modified the third paragraph of this section, and the revised disclosure now states the following:

“By choosing the Optional Maximum Quarterly Value Death Benefit or the Maximum Daily Value Death Benefit, an Owner will increase the number of times per Contract Year that the value of the death benefit payable under the Contract is calculated. As a result, the value of the death benefit may be less affected by a large short term decline in Contract Value. Owners who are concerned about short term downward volatility in their Contract Value may therefore want to consider selecting one of these optional death benefits. By calculating death benefit values quarterly or daily, rather than annually, a larger number of values are used to determine the death benefit. This increases the potential for a higher value, and in turn, the potential for a higher death benefit. At the same time, it may limit the impact of a lower Contract Anniversary value and corresponding lower death benefit.”

4.	Staff Comment: PROTECTED LIFETIME INCOME BENEFITS – THE SECUREPAY RIDERS – Beginning Your SecurePay Withdrawals (p. 44). In the first bullet in “For rider issued on or after October 7, 2024:” dated section, please make it clear that the lower amounts are lower than not only the high amounts during the guarantee period but are also lower than the Standard Option.

Response: We modified the disclosure by adding the following:

Ms. White

August 16, 2024

“The lower lifetime annual withdrawal percentage under the Advance Options are lower than the withdrawal rates under the Standard Option, for the corresponding age, on the Benefit Eelction Date.”

5.	Staff Comment: APPENDIX E – Example of SecurePay Protector Rider (p. E-3). There is an example column titled “Highest Quarterly Value”. If the column heading is correct, please add disclosure in the prospectus as to how the Highest Quarterly Value works under the rider and modify the example accordingly. In the alternative, should this column be called the Highest Annual Value? Also, please verify that the Highest Quarterly Value is a feature of the SecurePay Investor Rider.

Response: Yes, the column heading should be named “Highest Annual Value.” We modified the disclosure accordingly for both the SecurePay Protector Rider and the SecurePay Investor Rider.

6.	Staff Comment: APPENDIX E – Example of SecurePay Protector Rider (p. E-4). In footnote (Z), please add “lifetime” to the 4.00% withdrawal rate reference.

Response: We modified the disclosure to add “lifetime” and the disclosure now states the following: “...In year 21, after having 10 years of a high withdrawal rate, the lifetime withdrawal rate drops to 4.00%.”

RATE SHEET PROSPECTUS SUPPLEMENT (Aspirations 333-261426)

7.	Staff Comment: In the first set of bullets, the first bullet and the preamble to the “OPTIONAL DEATH BENEFIT FEES” section, references “three” optional death benefits, please change that to “four” now that an additional optional death benefit is available.

Response: We made the requested modification to “four” in both spots.

PROSPECTUS (Aspirations NY 333-261426)

8.	Staff Comment: If there are material financial intermediary variations, please disclose them.

Response: We will add a new appendix to the prospectus that discloses all material financial intermediary variations (if any) consistent with the Staff’s comment, subject to any subsequent Commission or Staff guidance that otherwise applies to us, when we file the post-effective amendment for annual updates, effective May 1, 2025.

9.	Staff Comment: With respect to the Fixed Account, does the Contract reserve the right to stop offering the Fixed Account? What happens to Contract Owners, if any, currently allocated to the Fixed Account?

Ms. White

August 16, 2024

Response: This product has not been sold and there are no existing Contract Owners that will be impacted.

10.	Staff Comment: With respect to the Maximum Value Quarterly Death Benefit, does the Contract reserve the right to stop offering the optional benefit? Is there any impact to existing Contract Owners that purchased the optional benefit?

Response: This product has not been sold and there are no existing Contract Owners that will be impacted.

11.	Staff Comment: Please consider whether it is still appropriate to reference this product as a variable and fixed product.

Response: References to the product as being a variable and fixed product are appropriate since the product offers both variable and fixed annuity payments during the annuitization phase.

12.	Staff Comment: APPENDIX E – Example of SecurePay Protector Rider (p. E-1) and SecurePay Investor Rider (p. E-3). There is an example column titled “Highest Quarterly Value”, please confirm that the Highest Quarterly Value is a feature of these riders.

Response: Yes, the column heading should be named “Highest Annual Value.” We modified the disclosure accordingly for both the SecurePay Protector Rider and the SecurePay Investor Rider.

RATE SHEET PROSPECTUS SUPPLEMENT (Aspirations NY 333-261426)

13.	Staff Comment: In the first set of bullets, the first bullet and the preamble to the “OPTIONAL DEATH BENEFIT FEES” section, references “three” optional death benefits, please change that to “two” now that an optional death benefit was removed.

Response: We made the requested modification to “two” in both spots.

* * * * *

We believe that the foregoing responds to all Commission Staff comments. We respectfully request that the Staff review these materials as soon as possible.

If you have any questions regarding this letter, please contact me at 205-268-1889. We greatly appreciate the Staff's efforts in assisting the Company with this filing.

Sincerely,

Ms. White

August 16, 2024

/s/ Brandon J. Cage

Brandon J. Cage
Vice President and Managing Counsel

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